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                                                                EXHIBIT 99(a)(2)

                         EQUITY RESOURCE LEXINGTON FUND
                                 14 Story Street
                               Cambridge, MA 02138

                                  May 29, 2001

                           OFFER TO PURCHASE UNITS IN
                     URBAN IMPROVEMENT FUND LIMITED 1973-II
                                FOR $125 PER UNIT

Dear Limited Partner:

Enclosed with this letter is an offer from Equity Resource Lexington Fund (the "Lexington Fund" or "Purchaser") to purchase limited partnership units in Urban Improvement Fund Limited 1973-II (the "Partnership") for $125 per unit [See "THE OFFER--Introduction"]. This offer expires on June 26, 2001. If you are interested in selling your units, please read the enclosed offer carefully.

The Partnership currently holds limited partnership interests in eight limited partnerships (the "Local Partnerships"). Seven of the eight Local Partnerships own low-income housing projects that are subject to government regulations limiting the amount of money that the Local Partnerships can distribute to the Partnership. Government regulations also limit the properties' rent levels and may limit the Local Partnerships' ability to refinance or sell these properties.

BENEFITS OF A SALE

o The Lexington Fund's offer provides liquidity to limited partners and will give them an opportunity to liquidate this investment. The Partnership has been in existence for over 25 years and the Purchaser anticipates that it will continue to operate for the foreseeable future. By selling your limited partnership units, you give yourself the opportunity to place the proceeds from a sale into other, potentially better performing, investments. You may also simplify your tax returns by eliminating future K-1 reporting for this Partnership.

o Limited partnership units are illiquid investments. When you consider the illiquid secondary market (which is essentially nothing more than a "matching service" that attempts to bring buyers and sellers together), the cost of selling commissions, your annual cost of tax reporting, and the cost of a trustee if Units are held in an IRA or pension plan, the sale of your Units for cash may be a good choice for you.

For information concerning the risks and conflicts of interest associated with this offer, please see "INTRODUCTION-Risk Factors."

THE PURCHASER

The Lexington Fund is in the business of acquiring fractional investment interests for long-term retention and seeks to purchase Units in the Partnership in advancement of that strategy. The
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Units acquired as a result of this offer will be held as long-term investments and not with a view to a resale. The Lexington Fund does not acquire General Partner positions and is not engaged in property management.

Please read the enclosed offer carefully. It contains important information concerning this offer, the Partnership and the Purchaser. If you wish to sell your units, complete the enclosed Agreement of Sale according to the directions on the back of the agreement, sign where indicated and return it in the pre-addressed return envelope.

If you have any questions regarding this offer, please call Equity Resources Group, Inc., the information agent for this offer, at (617) 876-4800, or e-mail them at info@equityresources.com.

Sincerely,


Equity Resource Lexington Fund LP